UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

ASIA PACIFIC WIRE & CABLE
CORPORATION LIMITED
(exact name of Registrant as specified in its charter)

Bermuda
(Jurisdiction of incorporation or organization)

Commission file number 1-14542

15/Fl. B, No. 77, Sec. 2

Dunhua South Road

Taipei, 106, Taiwan

Republic of China
(Address of principal executive offices)

Ivan Hsia +886-2-27122558
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[X] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure

This specialized disclosure report on Form SD is filed pursuant to Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934 (the “Exchange Act”) and is publicly available on the website of Asia Pacific Wire & Cable Corporation Limited (the “Registrant”) at http://www.apwcc.com, under “Investor Relations” – “SEC Filings”.

The Registrant is engaged primarily in the manufacture and distribution of wire and cable products for industrial and commercial applications, including telecommunications and power cables for customers in the telecommunications, power transmission and electronics products industries. The Registrant also manufactures and distributes electronic wire for applications in an array of electronic products. The Registrant’s electronic wire contains tin, which has been classified as a “conflict mineral” for purposes of the Rule.

The Registrant conducted a reasonable country of origin inquiry of its tin. The Registrant identified its suppliers of a component or product containing tin and reached out to those suppliers seeking information about the origin of such tin. Those suppliers confirmed to the Registrant that all tin sold and provided to the Registrant or its relevant operating subsidiaries is, and has in the past been, sourced in either Thailand or China, or from recycled or scrap sources.

Based on its reasonable country of origin inquiry, the Registrant determined, and reasonably believes, that its tin did not originate in the Democratic Republic of the Congo or an adjoining country or that it came from recycled or scrap sources.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

	By:	/s/ Ivan Hsia
Date: May 20, 2021		Name: Ivan Hsia
Title: Chief Financial Officer